UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.            a copy of first quarterly report for the year of 2021 of Huaneng Power International, Inc.(the "Registrant");

2.            an announcement of connected transaction regarding formation of joint venture of the Registrant; and

3.            an announcement regarding issue of super short-term debentures of the Registrant;

Each made by the Registrant on April 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: April 29, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

FIRST QUARTERLY REPORT OF 2021

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1	The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3	Zhao Keyu (legal representative), Huang Lixin (person in charge of accounting function) and Wei Zhongqian (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4	This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2	BASIC INFORMATION OF THE COMPANY

2.1	Major financial information PRC GAAP (unaudited)

	End of current reporting period	End of last year	Variance from end of last year (%)

Total Assets	443,633,073,191	438,205,752,374	1.24
Equity holders’ equity attributable to equity holders of the Company	123,874,003,940	121,698,538,280	1.79

	From the beginning of the year to the end of current reporting period (January to March)	From the beginning of the preceding year to the end of the equivalent period (January to March)	Variance from equivalent period of last year (%)

Net cash flows generated from operating activities	11,330,462,982	8,147,977,457	39.06

	From the beginning of the year to the end of current reporting period (January to March)	From the beginning of the preceding year to the end of the equivalent period (January to March)	Variance from equivalent period of last year (%)

Operating Revenue	49,909,188,093	40,382,606,300	23.59
Net profit attributable to equity holders of the Company	3,126,672,348	2,060,382,424	51.75
Net profit after deducting non-recurring items attributable to equity holders of the Company	2,863,647,779	2,056,171,982	39.27
Return on net assets (weighted average) (%)	3.47	2.38	Increase by
			1.09 percentage
Basic earnings per share (RMB per share)	0.17	0.11	points 54.55
Diluted earnings per share (RMB per share)	0.17	0.11	54.55

Non-recurring items and amounts:

Applicable	Not applicable

(Amounts: In RMB Yuan)

	Total amount of
	current reporting
	period
Items	(January to March)	Notes

Gains from disposal of non-current assets	185,523,890	Luohuang Power gained RMB170 million from the disposal of buildings.
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	181,132,590
Profits and losses from entrusted loans	2,599,803
Other non-operating income and expenses excluding the above items	16,944,844
Other non-recurring items	(4,145,630)
Impact of non-controlling interests, net of tax	(75,324,862)
Tax impact of non-recurring items	(43,706,066)
Total	263,024,569

2.2	Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	108,293
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	32.28	–	Nil	–	State-owned entity
HKSCC Nominees Limited	4,098,429,122	26.11	–	Nil	–	Foreign entity
China Huaneng Group Co., Ltd.	1,555,124,549	9.91	–	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.36	–	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.01	–	Nil	–	Foreign entity
China Securities Finance Corporation Limited	466,953,720	2.97	–	Nil	–	State-owned entity
Jiangsu Guoxin Investment Group Limited	416,500,000	2.65	–	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	1.81	–	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	251,814,185	1.60	–	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	151,500,000	0.97	–	Charges	149,375,000	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	4,098,429,122	Overseas listed foreign invested shares	4,098,429,122
China Huaneng Group Co., Ltd.	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	527,548,946	RMB denominated ordinary shares	527,548,946
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
China Securities Finance Corporation Limited	466,953,720	RMB denominated ordinary shares	466,953,720
Jiangsu Guoxin Investment Group Limited	416,500,000	RMB denominated ordinary shares	416,500,000
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	RMB denominated ordinary shares	284,204,999
Fujian Investment Development Group Limited Liability Company	251,814,185	RMB denominated ordinary shares	251,814,185
Dalian Municipal Construction Investment Company Limited	151,500,000	RMB denominated ordinary shares	151,500,000
Details relating to the related relationship of the above shareholders or the parties acting in concert	Among the above shareholders, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.
Explanatory statement regarding the restored voting rights and shareholdings of holders of preference shares	–

2.3	Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

Applicable	Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

Applicable	Not applicable

(a)	Consolidated Statement of Financial Position

1.	Derivative financial assets increased by RMB258 million compared with the end of the last year, mainly due to the increase of the fuel price, resulting in an increase in the fair value of fuel swap contracts held by the Company’s subsidiary, SinoSing Power.

2.	Accounts receivable increased by RMB2.005 billion compared with the end of the last year, mainly due to the increase of power receivables in relation to renewable energy subsidies and Pakistan operations.

3.	Accounts receivable financing increased by 46% compared with the end of the last year. Accounts receivable financing recorded the power sales receivables held by Shandong Power, a subsidiary of the Company, that might be disposed and transferred under certain assets management plans. This part of the power sale receivables has increased during the first quarter of 2021.

4.	Prepayments increased by 59% compared with the end of the last year, mainly due to the increase in prepayments of fuel during the first quarter of 2021.

5.	Fixed assets increased by RMB1.464 billion compared with the end of the last year, mainly due to the combined effects of the fact that construction in progress was completed and transferred into fixed assets such as Shengdong Rudong Offshore and the normal depreciation of fixed assets.

6.	Construction in progress decreased by RMB1.243 billion compared with the end of the last year, mainly due to the fact that the scale of infrastructure construction transferred into fixed assets in the first quarter was larger than that of the new investments.

7.	Short-term borrowings decreased by RMB1.161 billion compared with the end of the last year, mainly due to the decrease of short-term borrowings from Shanxi Integrated Energy and Qinbei Power Generation, which was amounting to RMB570 million and RMB500 million, respectively.

8.	Derivative financial liabilities decreased by 49% compared with the end of the last year, mainly due to the increase of the fuel price, resulting in an increase in the fair value of fuel swap contracts held by SinoSing Power.

9.	Accounts payable and bills payable increased by RMB1.188 billion and RMB725 million compared with the end of the last year, respectively. Which was mainly due to the increase in fuel price in the first quarter of 2021.

10.	Contract liabilities decreased by 21% compared with the end of the last year, mainly due to the combined effects of the reduction in pre-collected heating fees since the end of the heating season; and the relocation compensation of RMB1.406 billion received by Jining Power Plant.

11.	Other current liabilities decreased by RMB2.048 billion compared with the end of the last year, mainly due to the maturity of the Company’s short-term bonds.

12.	Bonds payable increased by 1.028 billion compared with the end of the last year, mainly due to the issuance of 1 billion Carbon Neutral bond.

13.	Long-term payables increased by RMB940 million compared with the end of the last year, mainly due to the wind turbine leases of Zhuanghe Wind Power in the first quarter of 2021.

14.	Other comprehensive income increased by RMB240 million compared with the end of the last year, mainly due to the increase in the fair value of the fuel swap contracts of SinoSing Power.

(b)	Fluctuation analysis of the consolidated income statement items

1.	Operating revenue increased by 24% compared with the same period of the last year, mainly due to the year-on-year increase in power sales volume.

2.	Operating expenses increased by 27% compared with the same period of the last year, mainly due to the year-on-year increase in fuel costs which was caused by the increase in power sales volume and fuel price.

3.	General and administrative expenses increased by 35% compared with the same period of the last year, mainly due to the increase in employee compensation which was caused by the year-on-year increased Company’s profit, leading to the total wages, welfare fees, labor union funds, and employee education and training fees increased accordingly. In addition, due to the epidemic in the same period of the last year, the social security fee reduction policy was implemented in various places then, which relatively led to the increase of the current period’s social security fee.

4.	Financial expenses decreased by 18% compared with the same period of the last year, mainly due to the decrease in the scale of the Company’s interest- bearing liabilities whose interests were recorded in financial expenses and the decrease of debt cost.

5.	Investment income increased by RMB239 million compared with the same period of the last year, mainly due to the year-on-year increase in the investment income from associates and joint ventures.

6.	Gain on disposal of assets increased by RMB174 million compared with the same period of the last year, mainly due to the income from the assets disposal of Chongqing Luohuang Power.

(c)	Fluctuation analysis of the consolidated cash flow statement items

1.	The net inflow of cash flow from operating activities was RMB11.330 billion, representing an increase of RMB3.182 billion compared with the same period of the last year, which was mainly due to the year-on-year increase of power sales volume and profits in the current period.

2.	The net outflow of cash flow from investing activities was RMB9.210 billion, representing an increase of RMB3.188 billion compared with the same period of the last year, mainly due to the increase of investments in infrastructure projects, which led to the increase in the fixed asset purchases, engineering expenditures and engineering material purchases.

3.	The net outflow of cash flow from financing activities was RMB1.932 billion, representing an increase of RMB1.542 billion compared with the same period of the last year, mainly due to the year-on-year increase of net repayments.

3.2	Analysis and description of significant events and their impacts and solutions

Applicable	Not applicable

3.3	Undertaking not performed in time during the reporting period

Applicable	Not applicable

3.4	Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

Applicable	Not applicable

By Order of the Board

Huaneng Power International, Inc.

Zhao Keyu

Chairman

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

28 April 2021

APPENDIX

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED AND THE COMPANY’S BALANCE SHEETS (PRC GAAP)

AS AT 31 MARCH 2021

		Amounts: In RMB Yuan, Except as noted

	31 March 2021	31 December 2020	31 March 2021	31 December 2020
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Bank balances and cash	14,282,951,974	13,871,523,445	640,273,048	968,343,541
Derivative financial assets	325,976,322	110,178,653	–	–
Notes receivable	8,434,556,982	8,325,965,654	1,514,345,481	1,147,783,085
Accounts receivable	30,638,609,715	28,633,861,767	2,855,240,750	3,237,917,659
Accounts receivable financing	1,838,841,368	1,255,887,993	–	–
Advances to suppliers	2,471,884,459	1,555,336,077	477,197,138	199,818,412
Other receivables	2,096,730,299	2,148,012,863	4,654,213,624	12,540,450,773
Inventories	6,688,352,823	6,602,459,007	1,005,869,754	780,089,468
Contract assets	45,574,137	29,678,153	–	–
Current portion of non-current assets	499,343,812	478,681,793	–	–
Other current assets	3,122,067,518	3,126,045,908	2,235,973,367	4,073,526,835
Total current assets	70,444,889,409	66,137,631,313	13,383,113,162	22,947,929,773

NON-CURRENT ASSETS
Derivative financial assets	116,570,586	74,554,339	–	–
Long-term receivables	10,155,304,621	10,286,927,639	2,330,195,133	1,350,195,133
Long-term equity investments	22,568,428,950	22,224,738,792	124,046,243,446	121,843,775,149
Other equity instrument investments	717,137,935	664,946,056	603,700,030	589,208,111
Investment property	650,153,363	647,470,539	141,885,988	143,113,744
Fixed assets	245,165,814,284	243,701,964,464	22,281,071,519	22,822,208,504
Construction-in-progress	50,336,393,179	51,579,694,944	1,393,243,923	1,353,175,726
Right-of-use assets	6,092,473,973	6,812,966,364	355,441,715	374,779,660
Intangible assets	14,004,817,313	14,090,511,406	1,210,000,712	1,231,907,927
Goodwill	11,578,637,433	11,696,735,103	–	–
Long-term deferred expenses	123,706,949	127,210,330	19,597,956	20,290,703
Deferred income tax assets	2,936,899,426	2,996,689,691	630,942,819	638,486,430
Other non-current assets	8,741,845,770	7,163,711,394	23,735,676,182	14,897,073,108
Total non-current assets	373,188,183,782	372,068,121,061	176,747,999,423	165,264,214,195
TOTAL ASSETS	443,633,073,191	438,205,752,374	190,131,112,585	188,212,143,968

LIABILITIES AND EQUITY	31 March 2021 Consolidated	31 December 2020 Consolidated	31 March 2021 The Company	31 December 2020 The Company

CURRENT LIABILITIES
Short-term loans	65,149,715,627	66,311,160,062	24,869,830,681	23,238,497,699
Derivative financial liabilities	52,231,838	106,861,682	–	–
Notes payable	1,906,986,448	1,181,836,586	–	–
Accounts payable	15,783,939,432	14,595,947,809	1,974,768,224	2,044,449,388
Contract liabilities	2,293,210,090	2,903,295,902	1,512,341,901	357,428,052
Salary and welfare payables	1,120,456,739	955,117,838	238,427,906	192,628,370
Taxes payable	1,935,579,291	2,044,868,790	116,404,756	73,207,011
Other payables	24,251,449,884	26,088,007,806	1,368,213,018	1,474,386,122
Current portion of non-current liabilities	31,221,935,032	34,228,813,571	13,791,029,351	13,474,812,231
Other current liabilities	3,583,701,732	5,632,180,524	3,183,793,196	5,188,172,797
Total current liabilities	147,299,206,113	154,048,090,570	47,054,809,033	46,043,581,670

NON-CURRENT LIABILITIES
Long-term loans	118,259,602,404	112,077,394,506	2,689,566,692	2,917,306,484
Derivative financial liabilities	99,071,311	188,139,392	–	–
Bonds payable	21,410,847,183	20,382,405,580	17,500,222,372	16,497,016,960
Lease liabilities	3,805,202,788	3,774,175,853	226,390,001	238,812,182
Long-term payables	1,599,504,995	655,227,903	1,677,315	1,613,015
Long-term employee benefits payable	50,730,520	51,065,130	–	–
Provision	10,137,926	12,181,164	129,650	259,300
Deferred income	1,857,804,757	1,940,144,115	484,938,531	502,446,964
Deferred income tax liabilities	1,047,279,188	977,810,420	–	–
Other non-current liabilities	2,575,460,625	2,623,763,846	237,103,899	246,407,414
Total non-current liabilities	150,715,641,697	142,682,307,909	21,140,028,460	20,403,862,319
TOTAL LIABILITIES	298,014,847,810	296,730,398,479	68,194,837,493	66,447,443,989

LIABILITIES AND EQUITY (continued)	31 March 2021 Consolidated	31 December 2020 Consolidated	31 March 2021 The Company	31 December 2020 The Company

EQUITY
Share capital	15,698,093,359	15,698,093,359	15,698,093,359	15,698,093,359
Other equity instruments	48,660,062,360	48,419,779,167	48,660,062,360	48,419,779,167
Including: perpetual corporate bonds	48,660,062,360	48,419,779,167	48,660,062,360	48,419,779,167
Capital surplus	17,637,804,773	18,551,589,304	13,239,542,791	13,239,201,750
Other comprehensive income	(239,117,788)	(478,627,559)	230,620,169	252,767,878
Special reserves	80,418,414	73,076,887	67,398,911	57,161,273
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	33,850,468,084	31,248,352,384	35,854,282,764	35,911,421,814

Equity attributable to equity holders of the Company	123,874,003,940	121,698,538,280	121,936,275,092	121,764,699,979
Non-controlling interests	21,744,221,441	19,776,815,615	–	–

Total equity	145,618,225,381	141,475,353,895	121,936,275,092	121,764,699,979
TOTAL LIABILITIES AND EQUITY	443,633,073,191	438,205,752,374	190,131,112,585	188,212,143,968

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Zhao Keyu	Huang Lixin	Wei Zhongqian

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED AND THE COMPANY’S INCOME STATEMENTS (PRC GAAP)

FOR THE FIRST QUARTER ENDED 31 MARCH 2021

			Amounts: In RMB Yuan, Except as noted

			For the first quarter
			2021 Consolidated	2020 Consolidated	2021 The Company	2020 The Company
				(Restated)

Operating revenue			49,909,188,093	40,382,606,300	6,695,580,252	9,816,384,694
Less:		Operating cost	41,605,797,258	32,749,180,370	5,762,136,911	8,042,303,753
		Tax and levies on operations	518,553,846	441,489,585	81,808,105	118,733,592
		Selling expenses	39,068,711	24,582,716	1,557,033	6,774,520
		General and administrative expenses	1,325,529,448	983,211,995	454,186,765	394,921,798
		Research and development expenses	36,683,084	2,576,647	11,500,697	4,784
		Financial expenses	2,200,593,812	2,671,785,189	525,034,328	806,897,248
Add:		Other income	192,150,572	117,434,204	23,998,980	43,368,998
		Investment income	357,335,226	118,058,227	586,292,598	478,109,554
	Including:	Investment income from associates and joint ventures	358,870,478	169,836,069	300,592,863	(148,536,541)
		Gain on derecognition of financial assets measured at amortised cost	(5,364,650)	(460,018)	–	–
		Gain/(loss) on fair value changes of financial
		assets/liabilities	–	(61,327,464)	–	–
		Credit loss	374,834	(341,913)	–	–
		Assets impairment loss	615,203	(1,458,079)	–	–
		Gain on disposal of assets	174,427,600	208,829	226,950	208,829

Operating profit			4,907,865,369	3,682,353,602	469,874,941	968,436,380
Add:		Non-operating income	48,521,337	71,974,901	9,602,965	51,411,192
Less:		Non-operating expenses	26,778,736	7,953,024	4,516,698	2,850,355

Profit before tax			4,929,607,970	3,746,375,479	474,961,208	1,016,997,217
Less:		Income tax expense	900,015,173	927,934,715	7,543,611	255,231,446

Net profit			4,029,592,797	2,818,440,764	467,417,597	761,765,771

The net income of the merged parties before the merger under common control			–	513,432	–	–

(1) Classification according to the continuity of operation
		Continuous operating net profit	4,029,592,797	2,818,440,764	467,417,597	761,765,771

(2) Classification according to ownership
Attributable to:
		Equity holders of the Company	3,126,672,348	2,060,382,424	467,417,597	761,765,771
		Non-controlling interests	902,920,449	758,058,340	–	–

	For the first quarter
	2021 Consolidated	2020 Consolidated	2021 The Company	2020 The Company
		(Restated)

Earnings per shares attributable to the shareholders of the Company (expressed in RMB per share) – Basic earnings per share	0.17	0.11	–	–
– Diluted earnings per share	0.17	0.11	–	–

Other comprehensive income/(loss), net of tax	372,915,824	(1,120,390,474)	(22,147,709)	(9,415,309)

Other comprehensive income/(loss) (net of tax) attributed to equity holders of the Company	239,509,771	(1,003,011,435)	(22,147,709)	(9,415,309)

Other comprehensive income (net of tax) attributed to equity holders of the Company that may not be reclassified to profit or loss
Including
Share of other comprehensive income /(loss) of investees accounted for under the equity method	(22,308,790)	(10,074,876)	(22,308,790)	(10,074,876)
Losses arising from changes in fair value of other equity instrument investments	522,978	(527,262)	–	–
Other comprehensive income (net of tax) attributed to equity holders of the Company that may be reclassified to profit or loss
Including:
Share of other comprehensive income/(loss) of
investees accounted for under the equity method	161,081	659,567	161,081	659,567
Effective portion of cash flow hedges	318,976,934	(471,263,613)	–	–
Translation differences of the financial statements of foreign operations	(57,842,432)	(521,805,251)	–	–
Other comprehensive loss, net of tax, attributable to non-
controlling interests	133,406,053	(117,379,039)	–	–

Total comprehensive income	4,402,508,621	1,698,050,290	445,269,888	752,350,462

Attributable to: Equity holders of the Company	3,366,182,119	1,057,370,989	445,269,888	752,350,462
Non-controlling interests	1,036,326,502	640,679,301	–	–

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Zhao Keyu	Huang Lixin	Wei Zhongqian

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED AND THE COMPANY’S CASH FLOW STATEMENTS (PRC GAAP)

FOR THE FIRST QUARTER ENDED 31 MARCH 2021

	Amounts: In RMB Yuan, Except as noted

	For the first quarter
	2021 Consolidated	2020 Consolidated (Restated)	2021 The Company	2020 The Company

Cash flows generated from operating activities

Cash received from sales of goods and services rendered	53,143,484,684	44,181,794,504	8,621,400,989	11,383,185,125
Cash received from return of taxes and fees	27,017,375	15,243,074	1,278,012	81,998
Other cash received relating to operating activities	242,449,087	267,176,670	79,866,738	73,459,885
Sub-total of cash inflows of operating activities	53,412,951,146	44,464,214,248	8,702,545,739	11,456,727,008
Cash paid for goods and services received	34,602,415,209	29,565,455,108	5,695,910,933	8,763,762,289
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	3,877,301,967	3,464,822,838	688,130,152	937,243,337
Payments of taxes	3,384,249,350	3,067,047,738	542,602,598	877,779,979
Other cash paid relating to operating activities	218,521,638	218,911,107	257,972,291	295,783,496
Sub-total of cash outflows of operating activities	42,082,488,164	36,316,236,791	7,184,615,974	10,874,569,101
Net cash flows generated from operating activities	11,330,462,982	8,147,977,457	1,517,929,765	582,157,907
Cash flows generated from investing activities
Proceeds from disposal of investments	223,759,636	–	2,856,097,636	1,812,657,000
Cash received on investment income	2,582,803	–	514,688,483	1,653,156,393
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets	202,647,939	81,884,927	2,752,279	14,242,267
Other cash received relating to investing activities	–	–	20,111,252	–
Sub-total of cash inflows of investing activities	428,990,378	81,884,927	3,393,649,650	3,480,055,660
Payment for the purchase of property, plant and equipment, land use rights and other non-current assets	9,587,582,227	6,042,710,053	193,543,986	300,951,510
Cash paid for investments	51,472,222	61,691,648	4,820,836,378	2,217,880,400
Sub-total of cash outflows of investing activities	9,639,054,449	6,104,401,701	5,014,380,364	2,518,831,910
Net cash flows (used in) generated from investing activities	(9,210,064,071)	(6,022,516,774)	(1,620,730,714)	961,223,750

	For the first quarter
	2021 Consolidated	2020 Consolidated (Restated)	2021 The Company	2020 The Company

Cash flows generated from financing activities

Cash received from investments	87,211,989	3,075,732,430	–	2,986,582,830
Including: cash received from non-controlling interests of subsidiaries	87,211,989	89,149,600	–	–
Cash received from borrowings	46,746,098,708	41,443,830,415	14,495,000,000	16,172,123,220
Cash received from issuance of bonds	9,000,000,000	8,220,089,154	9,000,000,000	4,000,000,000

Sub-total of cash inflows of financing activities	55,833,310,697	52,739,651,999	23,495,000,000	23,158,706,050

Repayments of borrowings	54,391,135,672	50,219,229,036	23,120,341,784	23,386,606,656
Payments for dividends, profit or interest expense	2,289,618,528	2,547,469,854	525,975,587	473,764,398
Including: dividends paid to non-controlling interests of subsidiaries	62,920,909	255,083,988	–	–
Other cash paid relating to financing activities	1,084,551,051	363,308,866	30,262,954	39,468,418

Sub-total of cash outflows of financing activities	57,765,305,251	53,130,007,756	23,676,580,325	23,899,839,472

Net cash flows used in financing activities	(1,931,994,554)	(390,355,757)	(181,580,325)	(741,133,422)

Effect of foreign exchange rate changes, net	154,440,328	(83,020,353)	9,153	46,838

Net increase/(decrease) in cash	342,844,685	1,652,084,573	(284,372,121)	802,295,073
Add: cash at beginning of period	13,257,892,557	12,494,972,947	879,887,510	1,224,528,545

Cash at end of period	13,600,737,242	14,147,057,520	595,515,389	2,026,823,618

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Zhao Keyu	Huang Lixin	Wei Zhongqian

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION
FORMATION OF JOINT VENTURE

On 27 April 2021, the Company entered into the Investment Agreement with Pro-Power Investment. Pursuant to the terms and conditions of the Investment Agreement, the Company and Pro-Power Investment will jointly fund the establishment of Wushan Company. The Company will contribute no more than RMB81 million and Pro-Power Investment will contribute RMB27 million (or its equivalent). After the completion of the Transaction, the Company will hold 75% of the equity interest of Wushan Company, while Pro-Power Investment will hold 25% of the equity interest of Wushan Company.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly- owned subsidiary Huaneng HK, a 0.84% indirect interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited, its indirect wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Pro- Power Investment is an indirect wholly-owned subsidiary of Huaneng Group. According to the Hong Kong Listing Rules, Pro-Power Investment is connected person/associate of the Company, the Transaction constitutes a connected transaction of the Company.

According to relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders' approval requirements.

I.	INTRODUCTION

On 27 April 2021, the Company entered into the Investment Agreement with Pro-Power Investment. Pursuant to the terms and conditions of the Investment Agreement, the Company and Pro-Power Investment will jointly fund the establishment of Wushan Company. The Company will contribute no more than RMB81 million and Pro-Power Investment will contribute RMB27 million (or its equivalent). After the completion of the Transaction, the Company will hold 75% of the equity interest of Wushan Company, while Pro-Power Investment will hold 25% of the equity interest of Wushan Company.

II.	RELATIONSHIP AMONG THE COMPANY, HUANENG GROUP AND PRO-POWER INVESTMENT

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power suppliers in China. As at the date of this announcement, the Company’s controlled generation capacity is 113,805 MW and the equity based generation capacity is 99,570 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments, the development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Pro-Power Investment is a limited liability company incorporated in Hong Kong which is principally engaged in investment business. Huaneng Group, through its wholly-owned subsidiary, Hua Neng HK, indirectly wholly owns Pro-Power Investment.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly- owned subsidiary Huaneng HK, a 0.84% indirect interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited, its indirect wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Pro-Power Investment is an indirect wholly-owned subsidiary of Huaneng Group. According to the Hong Kong Listing Rules, Pro-Power Investment is connected person/ associate of the Company, the Transaction constitutes a connected transaction of the Company.

As of the date of this announcement, the connected relationship between the Company, Huaneng Group and Pro-Power Investment is illustrated as follows:

* Huaneng Group, through its wholly-owned subsidiary i.e. Huaneng HK, indirectly holds 100% of Pro- Power Investment while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect interest in HIPDC.

** Huaneng Group holds a 9.91% direct interest in the Company, a 3.01% indirect interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group).

III.	BASIC INFORMATION OF THE CONNECTED TRANSACTION

The principal terms of the Investment Agreement are set out as follows:

1.	Date

27 April 2021

2.	Parties

(1)	the Company

(2)	Pro-Power Investment

3.	Payment of the capital contribution

The registered capital of Wushan Company shall be RMB108 million, of which, the Company will contribute RMB81 million in cash, with a shareholding ratio of 75%, while Pro-Power will contribute RMB27 million or its equivalent (in cash) in US dollars, with a shareholding ratio of 25%. The time for making the contribution shall be 31 December 2021. The Company shall pay the capital contribution by its own internal fund.

4.	Corporate governance

Wushan Company does not have a board of directors, but has an executive director appointed by the Company with a term of three years. There is no board of supervisor, but two supervisors with a term of three years. Each of the Company and Pro-Power Investment shall have a right to appoint one supervisor. There shall be one president, who shall be nominated by the Company, several vice presidents and one officer responsible for the financial affairs, who shall be nominated by the president.

5.	Effectiveness

The Investment Cooperation Agreement shall become effective upon being duly signed and sealed by the legal representatives or authorized representatives from parties.

IV.	BASIC INFORMATION OF THE TARGET

The Company and Pro-Power Investment will jointly fund the establishment of Wushan Company in the Transaction. In order to develop the Wushan wind power project, and given that foreign-invested enterprises can at the same time fully enjoy the preferential tax policies for the development of the western region, the Company plans to establish Wushan Company jointly with Pro-Power Investment.

V.	PURPOSE OF THE TRANSACTION AND THE EFFECT ON THE COMPANY

In order to meet the development and construction requirements of the wind power project in Wushan and to enjoy tax preferential policies, it is proposed to establish Wushan Company, with the Company holding 75% thereof and Pro-Power Investment holding 25% thereof.

Following completion of the Transaction, the Company will consolidate Wushan Company into its consolidated statement. The Transaction will not have a significant impact on the Company’s financial status, and there does not exist any situation that will jeopardise the interest of the Company and its shareholders.

VI.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

According to the relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

VII.	PROCEDURAL MATTER RELATING TO THE TRANSACTION

On 27 April 2021, the Twelfth Meeting of the Tenth Session of the Board of Directors of the Company has considered and approved the resolution regarding the Transaction. According to the SSE Listing Rules and the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Company having related relationship, abstained from voting on the resolution relating to the Transaction.

The Directors (including the independent non-executive Directors) are of the view that the Investment Agreement was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

VIII.	DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Company”	Huaneng Power International, Inc.

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company (including independent non- executive director(s))

“ HIPDC”	Huaneng International Power Development Corporation the Rules

“Hong Kong Listing Rules”	Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Huaneng Finance”	China Huaneng Finance Corporate Limited .

“Huaneng Group”	China Huaneng Group Co., Ltd

“Huaneng HK”	China Hua Neng Group Hong Kong Limited

“Investment Agreement”	the investment agreement entered into between the Company and Pro-Power Investmenton 27 April 2021 regarding Huaneng Chongqing Wushan Wind Power Limited Liability Company

“PRC” or “China”	the People’s Republic of China

“Pro-Power Investment”	Pro-Power Investment Limited

“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Transaction”	the establishment of the Wushan Company jointly between the Company and Pro-Power Investment pursuant to the Investment Cooperation Agreement

“Wushan Company”	Huaneng Chongqing Wushan Wind Power Limited Liability Company (provisional name, subject to final approval by the Administration for Market Regulation), which is to be established by the Company and Pro-Power Investment

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
28 April 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2019 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 16 June 2020, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) within the period from approval obtained at 2019 annual general meeting to the conclusion of the 2020 annual general meeting.

The Company has recently completed the issue of the fourth tranche of the Company’s super short- term debentures for 2021 (the “Debentures”). The total issuing amount was RMB2 billion with a maturity period of 37 days whereas the unit face value is RMB100 and the interest rate is 2.10%.

Shanghai Pudong Development Bank Co., Ltd. and Bank of Communications Co., Ltd. act as the lead underwriters to form the underwriting syndicates for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay bank loans and the debt due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
28 April 2021